UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                               Niagara Corporation
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    653349100
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  May 17, 2004
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP No.653349100               13D/A                        Page 2 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Partners Small Cap Value, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3688497

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         163,040 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING          163,040 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     163,040 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.653349100               13D/A                        Page 3 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Small Cap Value Offshore Fund, Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         63,100 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         63,100 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,100 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.653349100               13D/A                        Page 4 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Partners Small Cap Value, L.P. I

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3953291

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         184,069 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         184,069 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     184,069 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.653349100               13D/A                        Page 5 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital Management LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4018186

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         347,109 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         347,109 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     347,109 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.653349100               13D/A                        Page 6 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Wynnefield Capital, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         63,100 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         63,100 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,100 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on December 22, 2000, as amended and restated by Amendment No. 1, filed with the Commission on August 30, 2002 ("Amendment No. 1") and further amended by Amendment No. 2, filed with the Commission on November 27, 2002 (together with Amendment No. 1, the "Amended Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"), with respect to the shares of common stock, par value $0.001 per share, of Niagara Corporation, a Delaware corporation with its principal executive offices located at 667 Madison Avenue, New York, New York 10021 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Amended Schedule 13D shall remain unchanged.

ITEM 4.  PURPOSES OF TRANSACTION.

         The response to Item 4 is hereby supplemented and amended by adding thereto the following:

         On May 17, 2004, the Wynnefield Group sold an aggregate of 52,900 shares of Common Stock on the open market at market price. These shares of Common Stock were sold pursuant to short sale transactions, for which commitments to sell were executed on March 2 and March 3, 2004. The sales of Common Stock of May 17, 2004 resulted in the Wynnefield Group beneficially owning less than 5% of the total outstanding shares of Common Stock of the Issuer.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended and restated in its entirety as follows:


(a) - (c) As of May 20, 2004, the Wynnefield Group beneficially owned in the aggregate 410,209 shares of Common Stock, constituting approximately 4.98 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,238,517 shares outstanding on April 23, 2004, as set forth in the Company's most recent report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Commission on April 23, 2004). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                         APPROXIMATE
                                    NUMBER OF            PERCENTAGE OF
         NAME                       SHARES               OUTSTANDING SHARES
         ----                       ------               ------------------
         Partnership *              163,040              2.0%
         Partnership-I *            184,069              2.2%
         Fund **                    63,100               0.8%

         * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

         ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended (the "Exchange Act")) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

                              (Page 7 of 10 Pages)

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 410,209 shares of Common Stock, constituting approximately 4.98 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,238,517 shares outstanding on April 23, 2004, as set forth in the Company's most recent report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on April 23, 2004).

         The filing of the Schedule 13D, the Amended Schedule 13D, this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of
Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made sales of shares of Common Stock during the past 60 days as follows:

                              (Page 8 of 10 Pages)

Name                  Date                Number of Shares      Price Per Share
----                  ----                ----------------      ---------------
Partnership           May 11, 2004        13,100                $3.50
Partnership           May 17, 2004        18,400                $8.92 *

Partnership - I       April 28, 2004      2,000                 $4.61
Partnership - I       May 11, 2004        14,700                $3.50
Partnership - I       May 17, 2004        20,000                $8.92 *
Partnership - I       May 17, 2004        1,000                 $8.80 **

Fund                  May 11, 2004        9,200                 $3.50
Fund                  May 17, 2004        13,500                $8.92 *

         * These shares of Common Stock were sold pursuant to a short sale transaction, for which a commitment to sell at the listed Price Per Share was executed on March 2, 2004.

         ** These shares of Common Stock were sold pursuant to a short sale transaction, for which a commitment to sell at the listed Price Per Share was executed on March 3, 2004.

         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) The sales of Common Stock on May 17, 2004 resulted in the Wynnefield Group beneficially owning no more than 5% of the total outstanding shares of Common Stock of the Issuer.

                              (Page 9 of 10 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  May 20, 2004

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  By:    Wynnefield Capital Management, LLC,
                                         General Partner

                                  By:    /s/Nelson Obus
                                         --------------------------------------
                                         Nelson Obus, Co-Managing Member

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By:    Wynnefield Capital Management, LLC,
                                         General Partner

                                  By:    /s/Nelson Obus
                                         --------------------------------------
                                         Nelson Obus, Co-Managing Member

                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                  By:    Wynnefield Capital, Inc.


                                  By:    /s/Nelson Obus
                                         --------------------------------------
                                         Nelson Obus, President

                                  WYNNEFIELD CAPITAL MANAGEMENT, LLC


                                  By:    /s/Nelson Obus
                                         --------------------------------------
                                         Nelson Obus, Co-Managing Member

                                  WYNNEFIELD CAPITAL, INC.


                                  By:    /s/Nelson Obus
                                         --------------------------------------
                                         Nelson Obus, President

                             (Page 10 of 10 Pages)